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As filed with the Securities and Exchange Commission on January 14, 2015

Registration Statement No. 333-199114

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to

FORM S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

SUTHERLAND ASSET MANAGEMENT CORPORATION
(Exact name of registrant as specified in its governing instruments)

Sutherland Asset Management Corporation
1140 Avenue of the Americas, 7th Fl.
New York, NY 10036
(212) 257 4600
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Thomas Capasse
Chief Executive Officer
Sutherland Asset Management Corporation
1140 Avenue of the Americas, 7th Fl.
New York, NY 10036
(212) 257 4600
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Jay L. Bernstein, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878 8000 Fax (212) 878 8375	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel (212) 735-3000 Fax (212) 735-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

         If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b 2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        Sutherland Asset Management Corporation is filing this Amendment No. 4 (the "Amendment") to its Registration Statement on Form S-11 (Registration No. 333-199114) (the "Registration Statement") as an exhibit-only filing to file Exhibits 1.1, 3.5, 3.6, 4.1, 5.1, 8.1, 10.12, 23.1 and 23.2, none of which had been previously filed. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature page to the Registration Statement and the filed exhibits. The preliminary prospectus is unchanged and has therefore been omitted.

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other expenses of issuance and distribution.

        The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee and the FINRA filing fee are estimated.

(dollars in thousands)
Securities and Exchange Commission registration fee	$17,430
Financial Industry Regulatory Authority, Inc. filing fee	$73,000
NYSE listing fee	$178,000
Legal fees and expenses (including Blue Sky fees)	$1,100,000
Accounting fees and expenses	$675,000
Printing and engraving expenses	$300,000
Miscellaneous	$146,570

Total	$2,500,000

Item 32.    Sales to Special Parties.

        None.

Item 33.    Recent sales of unregistered securities.

        On November 26, 2013 and December 19, 2013, we completed the 2013 private placement of 14,506,048 shares of our common stock and 562,890 OP units in our operating partnership, pursuant to which we raised approximately $225.6 million in gross proceeds. FBR Capital Markets & Co. acted as initial purchaser and placement agent in the offering. Shares of our common stock and OP units were sold to accredited investors, qualified institutional buyers and certain persons outside the United States in offshore transactions at a price per share of $15.00. FBR Capital Markets & Co.'s initial purchaser's discount and placement fee was $1.03125 per share, resulting in a price per share received by us before expenses of $13.96875, or $212.3 in aggregate proceeds to us before expenses. We believe the issuances in this offering were exempt from registration pursuant to Section 4(2), Rule 144A, Regulation S or Regulation D of the Securities Act based upon the representations to us or FBR Capital Markets & Co. by each investor or investor transferee that such investor is an "accredited investor" as defined in Rule 501(a) under the Securities Act, such investor is a non-US person and otherwise complies with the requirements of Regulation S, or such investor is a "qualified institutional investor" as defined in Rule 144A under the Securities Act, as the case may be. No general solicitation was involved in the issuance.

        Concurrently with the completion of the 2013 private placement, we engaged in the REIT formation transactions in order to allow us to continue our business as a REIT for federal income tax purposes. As part of the REIT formation transactions, U.S. taxable and tax-exempt accredited investors in the Victoria Funds received distributions of interests in the REIT Holding Company, which holds 15,500,345 shares of our common stock, and distributions of interests in Sutherland OP Holdings I, Ltd., or OP Holding Company I, which holds 1,260,573 OP units in our operating partnership, and non-U.S. investors in the Victoria Funds received distributions of ownership interests in Sutherland OP Holdings II, Ltd., or OP Holding Company II, in an offshore transaction outside the United States which holds 889,973 OP units, in each case after giving effect to the Reverse Split. The interests in either the REIT Holding Company, OP Holding Company I or OP Holding Company II, as applicable, was allocated among existing investors in the Victoria Funds in accordance with their relative net asset values in the Victoria Funds and other feeder vehicles as of September 30, 2013. The common stock and OP units described in the preceding sentence were issued on November 26, 2013 in a private placement other than by means of any general solicitation that was exempt from the registration requirements of the Securities Act, pursuant to Section 4(2), Regulation S or Regulation D of the Securities Act.

        On January 28, 2012, we sold 125 shares of our Series A Preferred Stock for $1,000 per share to a select group of investors who are "accredited investors" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act other than by means of any general solicitation. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, based upon the representations to us, H & L Equities, LLC or REIT Funding, LLC by each investor or investor transferee that such investor is an "accredited investor" as defined in Rule 501(a) under the Securities Act. The Series A Preferred Stock was sold through H & L Equities, LLC or such other registered broker-dealers as selected by REIT Funding, LLC. In exchange for providing such services, we paid a fee of $15,000 to REIT Funding, LLC (and agreed to reimburse REIT Funding, LLC for certain expenses). From this fee, REIT Funding, LLC was responsible for paying the brokerage or placement fees of $6,250 and advisory fees.

        We declared a cash dividend in respect of the quarter ended March 31, 2014 of $0.16 per share of our common stock and OP units. We also declared a cash dividend in respect of the quarter ended June 30, 2014 of $0.20 per share of our common stock and OP unit. We offered holders of common stock and OP unit holders the opportunity, or the Dividend Reinvestment Offer, to reinvest the first quarter and second quarter cash dividends into newly issued shares of common stock or OP units, respectively, at the issuance price of $15.00 per share of common stock or per OP unit, which was the issuance price in our 2013 private placement described above. The Dividend Reinvestment Offer was also made to investors that hold shares of common stock indirectly through ownership of an equal number of units of limited partner interests in the REIT Holding Company, and that hold OP units indirectly through an equal number of shares in OP Holding Company I or OP Holding Company II. In the case of our investors that hold shares and OP units through a holding company, we issued the additional shares and OP units to the applicable holding company, which issued an equal number of its securities to such investors. As part of the Dividend Reinvestment Offer, on June 17, 2014, we issued a total of 125,893 shares of common stock and 19,944 OP units in connection with the first quarter dividend and on September 24, 2014, we issued a total of 115,631 shares of common stock and 23,664 OP units in connection with the second quarter dividend, in each case to accredited investors and certain persons outside the United States in offshore transactions based upon the representations to us by each investor or investor transferee that such investor is an "accredited investor" as defined in Rule 501(a) under the Securities Act or such investor is a non-US person and otherwise complies with the requirements of Regulation S, as the case may be. No general solicitation or underwriters were involved in the issuance.

        On July 31, 2014, we issued 590 shares of common stock in exchange for an equivalent number of OP units to an existing "accredited investor" holder of OP units that elected to redeem such OP units in a private placement that was exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act. No general solicitation or underwriters were involved in the issuance.

        In connection with the exchange of outstanding OP units in our operating partnership by Barfield Nominees Limited Re Swiss Capital, a selling stockholder in the offering, we are issuing 850,231 shares of common stock in a private placement that is exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act and Regulation D thereunder. No general solicitation or underwriters were involved in the issuance.

Item 34.    Indemnification of directors and officers.

        Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

        The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

        In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

        We have entered into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

        Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of proceeds from stock being registered.

        None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.    Financial statements and exhibits.

(a)
Financial Statements. See page F-1 for an index of the financial statements that are being filed as part of this Registration Statement.

(b)
Exhibits. The Exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 37.    Undertakings.

(a)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 14, 2015.

SUTHERLAND ASSET MANAGEMENT CORPORATION
By:	/s/ THOMAS E. CAPASSE
	Name:	Thomas E. Capasse
	Title:	Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures		Title	Date

By:	/s/ THOMAS E. CAPASSE Thomas E. Capasse	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 14, 2015
By:	* Jack J. Ross	President and Director	January 14, 2015
By:	* Frederick C. Herbst	Chief Financial Officer (Principal Accounting and Financial Officer)	January 14, 2015
By:	* Frank P. Filipps	Director	January 14, 2015
By:	* Todd M. Sinai	Director	January 14, 2015
By:	* J. Mitchell Reese	Director	January 14, 2015
*By:	/s/ THOMAS E. CAPASSE Thomas E. Capasse Attorney-in-fact

 EXHIBIT INDEX

Exhibit number		Exhibit description
1.1	*	Form of Underwriting Agreement among Sutherland Asset Management Corporation and the underwriters named therein
3.1	†	Articles of Amendment and Restatement of Sutherland Asset Management Corporation
3.2	†	Articles Supplementary of Sutherland Asset Management Corporation.
3.3	†	Bylaws of Sutherland Asset Management Corporation
3.4	†	Second Amended and Restated Agreement of Limited Partnership, dated as of November 26, 2013, of Sutherland Partners, L.P.
3.5	*	Form of Articles of Amendment of Sutherland Asset Management Corporation
3.6	*	Form of Articles of Amendment of Sutherland Asset Management Corporation
4.1	*	Specimen Common Stock Certificate of Sutherland Asset Management Corporation
5.1	*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1	*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1	†
Management Agreement, dated as of November 26, 2013, by and among by and among Sutherland Asset Management Corporation, Sutherland Partners, L.P., Sutherland Asset I, LLC, Sutherland Asset II, LLC, Sutherland OP Holdings I, Ltd., Sutherland REIT Holdings, L.P., Sutherland ERISA Holdings, Ltd., Sutherland OP Holdings II, Ltd. and Waterfall Asset Management, LLC
10.2	†
Registration Rights Agreement, dated November 26, 2013, by and among Sutherland Asset Management Corporation, FBR Capital Markets & Co., Waterfall Asset Management, LLC, and the Management Holders (as defined therein)
10.3	†	First Amendment to the Registration Rights Agreement of Sutherland Asset Management Corporation dated June 17, 2014
10.4	†	Second Amendment to the Registration Rights Agreement of Sutherland Asset Management Corporation dated October 22, 2014
10.5	†	Indemnification Agreement, dated November 26, 2013, between Sutherland Asset Management Corporation and Thomas Capasse
10.6	†	Indemnification Agreement, dated November 26, 2013, between Sutherland Asset Management Corporation and J. Mitchell Reese
10.7	†	Indemnification Agreement, dated November 26, 2013, between Sutherland Asset Management Corporation and Todd Sinai
10.8	†	Indemnification Agreement, dated November 26, 2013, between Sutherland Asset Management Corporation and Frederick Herbst
10.9	†	Indemnification Agreement, dated November 26, 2013, between Sutherland Asset Management Corporation and Jack Ross
10.10	†	Indemnification Agreement, dated November 26, 2013, between Sutherland Asset Management Corporation and Frank P. Filipps
10.11	†	Sutherland Asset Management Corporation 2013 Equity Incentive Plan

Exhibit number		Exhibit description
10.12	*	Form of Restricted Stock Award Agreement
10.13	†	Contribution Agreement between Sutherland Asset Management Corporation and Sutherland REIT Holdings, L.P. (relating to the REIT formation transactions)
10.14	†	Indenture, dated September 27, 2013, by and between Readycap Commercial Revolving Asset Trust and U.S. Bank National Association
10.15	†	Master Repurchase Agreement, dated May 8, 2014, between Waterfall Commercial Depositor LLC, Sutherland Asset I, LLC and Citibank, N.A.
10.16	†	Asset Purchase Agreement, dated October 11, 2013, by and among between CIT Bank, Sutherland Asset I, LLC and Readycap Lending, LLC, as amended on March 20, 2014
10.17	†
Amended and Restated Asset Purchase Agreement, dated March 20, 2014, by and among CIT Small Business Lending Corporation, CIT Lending Services Corporation, Sutherland Asset I, LLC and Readycap Lending, LLC, and for certain provisions thereof CIT Small Business Loan Trust 2008-1, CIT Small Business Loan Trust 2007-1 and CIT SBL Property Holdings Corporation
10.18	†	Master Loan and Security Agreement, dated June 27, 2014, by and among ReadyCap Lending, LLC, Sutherland Asset I, LLC, Sutherland Asset Management Corporation and JPMorgan Chase Bank, N.A.
10.19	†	Master Repurchase Agreement, dated as of December 18, 2014, by and among Readycap Commercial, LLC, Sutherland Asset I, LLC, U.S. Bank National Association, and Deutsche Bank AG, Cayman Islands Branch
21.1	†	List of Subsidiaries of Sutherland Asset Management Corporation
23.1	*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2	*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3	†	Consent of Deloitte & Touche LLP

*
Filed herewith.

†
Filed previously.

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EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 31. Other expenses of issuance and distribution.
  Item 32. Sales to Special Parties.
  Item 33. Recent sales of unregistered securities.
  Item 34. Indemnification of directors and officers.
  Item 35. Treatment of proceeds from stock being registered.
  Item 36. Financial statements and exhibits.
  Item 37. Undertakings.
SIGNATURES
EXHIBIT INDEX